-----------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                to Schedule 14D-1
                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934


                                ElectroStar, Inc.
                            -------------------------
                            (Name of Subject Company)



                             Tyco International Ltd.
                              T3 Acquisition Corp.
                            -------------------------
                                    (Bidders)



                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of class of securities)



                                    286164108
                     --------------------------------------
                      (CUSIP number of class of securities)

                         Mark H. Swartz, Vice President
                             Tyco International Ltd.
                                  One Tyco Park
                           Exeter, New Hampshire 03833
                                 (603) 778-9700
                     --------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)

                                 with a copy to:

                             Joshua M. Berman, Esq.
                            Kramer, Levin, Naftalis,
                                    & Frankel
                                919 Third Avenue
                            New York, New York 10022
                            Telephone: (212) 715-9100

                                Page 1 of 4 pages

     T3 Acquisition Corp., a Florida corporation (the "Purchaser") and a wholly-owned subsidiary of Tyco International Ltd., a Massachusetts corporation ("Tyco"), and Tyco hereby amend their Tender Offer Statement on Schedule 14D-1 dated December 5, 1996 (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of ElectroStar, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D-1.

Item 10.  Additional Information.

Item 10(f) is hereby amended to add the following:

     Notwithstanding anything to the contrary set forth in the Offer to Purchase, in response to any condition to the Offer not being satisfied, the Purchaser may not upon expiration of the Offer (and without extending the period of time for which the Offer is open) delay acceptance for payment or payment for Shares until such time as such condition is satisfied or waived; provided that, subject to the applicable regulations of the Securities and Exchange Commission, the Purchaser reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement), at any time and from time to time, to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, pay for, any Shares in order to comply with any applicable law, including regulatory approvals, if any.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 1996


                                    T3 ACQUISITION CORP.


                                    By:   /s/ Mark H. Swartz
                                          Name:  Mark H. Swartz
                                          Title:  President

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 1996


                                    TYCO INTERNATIONAL LTD.



                                    By:   /s/ Mark H. Swartz
                                          Name: Mark H. Swartz
                                          Title:  Vice President